TALPHERA, INC.
1850 Gateway Drive, Suite 175
San Mateo, CA 94404

September 25, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Talphera, Inc. Registration Statement on Form S-3 File No. 333-290454

Ladies and Gentlemen:

Talphera, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 29, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059.

Very truly yours, Talphera, Inc. By: /s/ Vincent J. Angotti Name: Vincent J. Angotti Title: Chief Executive Officer

cc:	Raffi Asadorian, Talphera, Inc. John T. McKenna, Cooley LLP